EMO Capital Corporation

115 He Xiang Road Bai He Village,

Qing Pu Shanghai, China 200000

T: 949-419-6588 F: 949-272-0088

July 18, 2012

United States

Securities and Exchange Commission

Washington, D.C. 20549

Attn: Patrick Gilmore Accounting Branch Chief

RE: Emo Capital Corporation

FILE NO. 000-54291

Form 10-K for the Fiscal Year Ended July 31, 2011 Filed November 15, 2011

Form 10-K/A for Fiscal Year Ended July 31, 2010 Filed November 15, 2011

Form 10-Q/A for the Fiscal quarter Ended April 30, 2011 Filed November 15, 2011

Form 10-Q/A for the Fiscal Quarter Ended January 31, 2011 Filed November 15, 2011

Form 10-Q/A for the Fiscal Quarter Ended October 31, 2011 Filed December 15, 2011

Dear Sir,This cover letter is in response to the comments sent via letter dated 27 June 2012 from the United States Securities and Exchange Commission. Below, please find responses to the issues raised in the comment letter.

1. The Company's Principal Financial officers address and conclude that the information require to be disclosed in the reports is as follows;

Recorded

 All information is recorded within bank statements that would track all inflows and outflows related to the Company's transactions.

Processed

All information is processed by a regular review and accounting of the financial transactions. This process is performed by an administrator, bookkeeper, principal financial officer and external auditor.

Summarized

All information is summarized by an accounting software program and various detailed working papers documented by the Company’s administrator, bookkeeper, principal financial officer and external auditor.

Reported

 The information is reported  by reviewing all of the above noted steps and the information is then presented in financial statement format and reviewed by the Company’s administrator, bookkeeper, principal financial officer and external auditor and then submitted for filing to the Securities and Exchange Commission.

The effectiveness has been based on these factors:

1. Mr. Juan Ming Fang ensures the corporate environment is ethical by adhering to ethical corporate behavior.

2. Mr. Fang reviews the company's internal controls on a regular basis and any relevant information is regularly communicated to the book keeper, administrators, lawyer and auditor.

3. Mr. Fang during each quarterly and year end filing of financial statements, reviews and answers a checklist of internal control procedures and questions to the company's independent auditor.

4. Mr. Fang regularly provides written statements to the independent auditor that there is compliance within the internal controls of the company.

5. Mr. Fang has regular communication with the administrators of the financial statement preparation and filing to ensure that the financial reporting is appropriate, relevant and reliable to the board, investors and external users.

6. Mr. Fang is continually supportive of any changes suggested by the external auditor that would improve the company's internal control.

7. Any risks identified are analyzed by Mr. Fang and acts to mitigate them as well.

8. Any risk assessment and control activity information that is either internal or external and identified by Mr. Fang, the bookkeeper, the administrators, the lawyer and or auditor are identified on a timely basis, compiled and communicated to those positioned to act.

The management’s conclusions regarding the effectiveness of our internal control over financial reporting was included in the report:

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of the Company’s management, including its principal executive officer and principal financial officer, the Company conducted an evaluation of the effectiveness of its internal control over financial reporting based on criteria established in the framework in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, the Company’s management concluded that its internal control over financial reporting was effective as of July 31, 2011.

2.  Item 4. Controls and Procedures

This section has been revised to include the conclusions of the principal executive and principal financial officers regarding the effectiveness of our disclosure controls and procedures.

3. Overview

We will disclose the current state of development at the beginning of the MD&A and and will identify whether we are discussing plans for future or actual results of operations in future filings.

4. Liquidity and Capital Resources

Our officers and directors have not entered into any agreements and we will amend future filings to disclose this and associated risks.

5. Item 1A Risk Factors

Our risk factors will be amended in future filings.